Exhibit B
Press Release No. 05-10
METALLICA RESOURCES DRILLS SIGNIFICANT PORPHYRY
COPPER-GOLD MINERALIZATION AT ITS RIO FIGUEROA PROJECT,
REGION III, CHILE
Toronto, Ontario — August 16, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to provide an update of exploration activities and results for its Rio Figueroa copper-gold project located approximately 85 kilometers southeast of Copiapó, Chile. The Rio Figueroa Project totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences. Drilling in the Cerro Matta area has intercepted 348 meters grading 0.30% copper and 0.30 g/t gold, which included 70 meters grading 0.59% copper and 0.31 g/t gold in one hole and 30 meters grading 0.36% copper and 0.17 g/t gold in another. Further drilling is planned during the coming field season.
Metallica first identified the Rio Figueroa property during a regional reconnaissance program to explore for analogs to its El Morro copper-gold project where Falconbridge, formerly Noranda, has delineated an inferred mineral resource of approximately 6.3 billion pounds of copper and 7.5 million ounces of gold contained within 465 million tones of material averaging 0.61% copper and 0.50 grams per tonne gold at a cutoff grade of 0.4% copper. Falconbridge is Metallica’s joint venture partner and has an option to earn a 70% interest in the El Morro project.
At Rio Figueroa, Metallica has completed a systematic evaluation of the property through geological mapping, geochemical sampling and geophysical surveys to identify those areas with the greatest potential for discovery of an economic copper-gold and/or epithermal gold deposit. Based on the results of this work, Metallica has drilled 40 reverse circulation rotary holes totaling 7,475 meters in four different porphyry and epithermal targets. The drilling focused on the Quebrada Contrabando porphyry cluster targeting the Cerro Matta, Quebradas, Rodriguez and Cerro Isla areas. A summary of results from the 2004 -2005 field season is provided below.
Porphyry Copper-Gold Targets
Six porphyry copper-gold targets have been identified to date on the property. Three of these targets, Cerro Matta, Rodriguez and Cerro Isla, were drill tested with 16 holes totaling 5,474 meters. The best results were returned from Cerro Matta. Nine holes totaling 2,884 meters were drilled, with five of these holes intercepting what is considered to be anomalous copper-gold mineralization (>0.10% copper and >0.10 g/t gold) over intervals in excess of 100 meters. Highlights of these results include:
➢	Hole MRC-09 intercepted 70 meters averaging 0.59% copper and 0.31 g/t gold from 80 to 150 meters in depth and 94 meters averaging 0.37% copper and 0.51 g/t gold from 278 to 372 meters. The hole averaged 0.30% copper, 0.30 g/t gold over 348 meters at a down-hole depth of 52 to 400 meters.

➢	Hole MRC-07 intercepted 30 meters averaging 0.36% copper, 0.17 g/t gold within a 432 meter interval that averaged 0.21% copper, 0.21 g/t gold from 12 to 454 meters down-hole.
The mineralization in these holes consists of secondary copper oxides and chalcocite intermixed with primary chalcopyrite and bornite hosted in granodiorite porphyry, quartz-tourmaline breccias and andesite country rock. The mineralized porphyry is exposed over an area of approximately 300 by 900 meters and lies within a larger altered and mineralized zone that is open to the southwest. Exploration during the 2005 — 2006 field season will involve offset drilling to test the continuity of mineralization encountered in holes MRC-07 and MRC-09, and step out drilling to test for potential extensions to the southwest.
Epithermal Gold Targets
Epithermal, or near surface, gold mineralization is hosted in a shallow zone of oxidized sedimentary rocks in the Quebradas area. Mineralization occurs along a major northeast-trending fault system. Twenty-five holes totaling 2,001 meters have been drilled to date, with 12 of these holes intercepting anomalous gold mineralization over intervals ranging from 1 to 17 meters with grades ranging from 0.50 to 3.70 g/t gold. These holes were drilled within a 300 by 250 meter area that remains open to the northeast and southwest. The best hole, QG-02, intercepted 17 meters averaging 1.98 g/t gold and included 8 meters averaging 3.70 g/t gold. Further geochemical and geological work is planned to determine if the Quebradas area merits additional drilling.
“We are encouraged by the results of our initial exploration campaign at Rio Figueroa”, stated Metallica’s President and CEO Richard Hall. “The results of this work indicate the potential for a large porphyry copper-gold system with similarities to that at El Morro and therefore merits continued exploration in the coming field season”.
Metallica holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by the Chilean National Mining Company (ENAMI). Terms of the option include a series of cash payments totaling US$3,500,000 payable over a five-year period and US$1,500,000 exploration expenditure over the first three years of the option term. A 1.5% NSR royalty against any future production from the property will be retained by the vendor. Metallica made the first cash payment to in the amount of US$100,000 in September 2004. The company intends to make a $200,000 option payment in September 2005 and will conduct follow up drilling on the property beginning in late 2005.
A complete listing of drill hole location coordinates and summarized assay results will be provided in Metallica’s Material Change report, which will be available on SEDAR within 10 days of the date of this release. Actlabs Chile S.A. of Coquimbo, Chile has completed all of Metallica’s analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with atomic absorption finish for the gold analyses. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mark Petersen, Certified Professional Geologist and Exploration Manager for Metallica Resources Inc.
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding, approximately US$37 million in cash and cash equivalents and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com
ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304
THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.